UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

________________________________________________________UBIQUITECH CORPORATION_______________________________________________________

(Name of Issuer)

_______________________________________________________________Common Stock______________________________________________________________

(Title of Class of Securities)

________________________________________________________________903470 10 2_______________________________________________________________

(CUSIP Number)

Andrew I. Telsey

Andrew I. Telsey, P.C.

12835 E. Arapahoe Road

Tower One, Penthouse #803

Centennial, CO 80112

_______________________________________________________________(303) 768-9221_____________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

________________________________________________________________June 23, 2009_____________________________________________________________

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13B to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________________________________________________________________________________________________________________________

CUSIP No. 903470 10 2

_________________________________________________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Young Yuen

_________________________________________________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[_]

(b)	[_]

_________________________________________________________________________________________________________________________________________

3.	SEC Use Only

_________________________________________________________________________________________________________________________________________

          4.          Source of Funds (See Instructions): The amount of funds utilized was $15,000, the sources of which was part personal funds and part bank loan from the Royal Bank, 685 West Hastings, Vancouver, British Columbia, Canada.

_________________________________________________________________________________________________________________________________________

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_________________________________________________________________________________________________________________________________________

6.	Citizenship of Place of Organization: Canada

_________________________________________________________________________________________________________________________________________

Number of	7.	Sole Voting Power:	8,500,000
Shares Bene-	___________________________________________________________________________________________________________________________
ficially by	8.	Shared Voting Power:	0
Owned by Each	___________________________________________________________________________________________________________________________
Reporting	9.	Sole Dispositive Power:	8,500,000
Person With	___________________________________________________________________________________________________________________________
10.	Shared Dispositive Power:	0

_________________________________________________________________________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	8,500,000

_________________________________________________________________________________________________________________________________________

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

_________________________________________________________________________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11):	92.8%

_________________________________________________________________________________________________________________________________________

14.	Type of Reporting Person (See Instructions):	IN

_________________________________________________________________________________________________________________________________________

Item 1.           Security and Issuer

          The class of securities to which this statement relates is Common Stock, $0.001 par value per share, of Ubiquitech Corporation, a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7435 S. Eastern Avenue, Suite 5, Las Vegas, Nevada 89123.

Item 2.	Identity and Background

          This statement is filed by Young Yuen, an individual and a citizen of Canada. Mr. Yuen’s business address is 7435 S. Eastern Avenue, Suite 5, Las Vegas, Nevada 89123. Mr. Yuen’s present occupation or employment is as follows: Mr. Yuen is presently retired. Prior thereto, and from June 2003 to June 2009, Mr. Yuen was self-employed as an engineering consultant in Vancouver, British Columbia, Canada, where he provided consulting services to various private companies.

          During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          The Reporting Person acquired the securities in a private transaction utilizing part personal funds and part bank loan from the Royal Bank, 685 West Hastings, Vancouver, British Columbia. The amount of funds utilized to acquire the securities was $15,000.

Item 4.	Purpose of Transaction

          The Reporting Person acquired the securities in a private transaction resulting in the Reporting Person obtaining a majority interest in the issued and outstanding Common Stock of the Issuer. Such acquisition has resulted in a change of control and the following changes in the present Board of Directors and management of the Issuer:

          Effective June 23, 2009, Mr. Patrick Nats resigned his position as a Director of the Issuer. Effective June 23, 2009, Mr. Brian Sobnosky resigned his positions as Chief Executive Officer, President, Treasurer and Secretary of the Issuer. Mr. Sobnosky remains as a Director of the Issuer. Simultaneous therewith, the Reporting Person was appointed as a Director and as Chief Executive Officer, President, Treasurer and Secretary of the Issuer, to hold such positions until the next annual meetings of the Board of Directors and shareholders, his resignation, removal or death, whichever occurs first.

Item 5.	Interest in Securities of the Issuer

          (a)        As of the above date, Reporting Person beneficially owns, directly and/or indirectly, 8,500,000 shares of the Issuer’s $.001 par value Common Stock which constitutes approximately 92.8% of the Issuer’s 9,158,000 issued and outstanding Common Stock based on information contained in a Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 14, 2009.

          (b)        The Reporting Person holds the power to vote or to direct the vote and to dispose of or to direct the disposition of all shares beneficially owned by him.

          (c)        Except for the transaction described in Item 3 above, the Reporting Person has not effected any transactions in shares of the Issuer’s Common Stock during the past 60 days.

          (d)        No other person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock which are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to Be Filed as Exhibits

None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07-July-2009____________________________
Date

s/Young Yuen____________________________
Signature

Young Yuen_____________________________

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